November 5, 2019

Christopher M. Jones
President and Chief Executive Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

       Re: Westwater Resources, Inc.
           Registration Statement on Form S-1
           Filed October 28, 2019
           File No. 333-234352

Dear Mr. Jones :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    David Crandall